May 23, 2019

Nicholas R. Noviello
Executive Vice President and Chief Financial Officer
Symantec Corporation
350 Ellis Street
Mountain View, CA 94043

       Re: Symantec Corporation
           Form 10-K for the fiscal year ended March 30, 2018
           Filed October 26, 2018
           File No. 000-17781

Dear Mr. Noviello:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    William L Hughes - Orrick, Herrington & Sutcliffe, LLP